Exhibit 21

Subsidiaries of the Company

Doing Business
Subsidiary	State of Incorporation	under the Following Names

Applied Nanotech, Inc.	Delaware	Applied Nanotech, Inc.

EZDiagnostix, Inc.	Texas	EZDiagnostix, Inc.